SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

18/F, Two Harbourfront

22 Tak Fung Street

Hunghom, Kowloon

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☑            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Press release dated February 4, 2005 regarding the consolidation of Registrant’s Indian operating companies.

1.2	Press release dated February 18, 2005 regarding the receipt of an investment licence to build, operate and develop a mobile telecommunications network in Vietnam.

1.3	Announcement dated February 18, 2005 regarding the receipt of an investment licence to build, operate and develop a mobile telecommunications network in Vietnam.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

PRESS RELEASE

Hutchison Essar consolidates mobile operating companies in India

Mumbai, February 4, 2005: The Hutchison Essar group of companies has consolidated its various mobile interests in India (which operate under the Hutch and Orange brands) under a single entity. All requisite Indian government and regulatory approvals, consent and permissions for effecting the consolidation have been obtained.

The shareholders of Hutchison Essar Telecom Limited (Delhi), Fascel Limited (Gujarat), Hutchison Telecom East Limited (Kolkata) (which wholly owns Aircel Digilink India Limited (UP East, Rajasthan, Haryana)) and, Hutchison Essar South Limited (AP, Karnataka, Chennai, Punjab, UP West, West Bengal) and Aircel Digilink India Limited (UP East, Rajasthan, Haryana) have transferred all their shares in these companies to Hutchison Max Telecom (HMTL) in return for the issue of new shares in HMTL, making HMTL the holding company for all the cellular operations of the Hutchison Essar Group and migrating all shareholder interests to HMTL.

Accordingly, the shareholders of HMTL will now be Hutchison Telecom International, the Essar Group, Kotak Mahindra/Hutchison Telecom International joint ventures, the Hinduja Group, and Max India. It is intended to rename HMTL as Hutchison Essar Ltd as soon as possible.

The consolidation has created one of the largest mobile operations in the country with a footprint comprising 13 circles, which is expected to derive many operating synergies, including more efficient management and a more effective use of resources and funds between the various operating companies. In addition, management believes that the new consolidated company will be better placed to access the debt and equity markets in India.

About Hutchison Essar

Hutchison Essar, with over 7.2 million mobile users under the Hutch and Orange brands, is one of the most reputable telecom companies in India. Over the years, it has been named the ‘Most Respected Telecom Company’, the ‘Best Mobile Service in the country’, and the ‘Most Creative and Most Effective Advertiser of the Year’. The brand Hutch, with its landmark advertising, has established itself as one of the few great brands created in the country in the last decade.

For further information, please contact:

Amrit Singh Deo / Asha Bajpai

Genesis Public Relations

Orange: 98202 11064

Tel: 022 – 5664 5220 / 5660 3027

Email: amrit.deo@orange.co.in/ abajpai@genesispr.com

Exhibit 1.2

HUTCHISON TELECOM EXPANDS INTO THE VIETNAM MARKET

Hong Kong, 18 February 2005 — Hutchison Telecommunications International Limited (“Hutchison Telecom” or “the Company”; SEHK: 2332, NYSE: HTX), a leading international provider of mobile and fixed-line telecommunications services, is pleased to announce that its wholly owned subsidiary, Hutchison Telecommunications (Vietnam) S.À R.L., (“Hutchison Vietnam”), has received the investment licence from the Ministry of Planning and Investment of Vietnam to permit it to engage in business cooperation under a Business Cooperation Contract (“BCC”) with Hanoi Telecommunication Joint Stock Company (“Hanoi Telecom”) to build, operate and develop a mobile telecommunications network in Vietnam.

Under the BCC, the business cooperation will develop a CDMA2000 network to provide mobile telecommunications services in Vietnam. The licence has been granted for duration of 15 years.

Commenting on the Company’s expansion into the Vietnam market, Dennis Lui, Chief Executive Officer of Hutchison Telecom, said “We are delighted to have been awarded the licence and are excited at the prospect of expanding Hutchison Telecom’s operations into Vietnam. By bringing our expertise and track record of developing new mobile networks together with Hanoi Telecom and its shareholders’ knowledge and experience in the Vietnam business environment, we believe that we are well positioned to establish a leading operation in a telecom market that has huge growth potential.”

Madam Trinh Minh Chau, General Director of Hanoi Telecom commented, “We are very pleased to have this opportunity to cooperate with Hutchison Telecom to develop a mobile business in Vietnam. With the experienced management team and advanced technology from Hutchison Telecom, we look forward to the establishment of a long-term partnership and a successful mobile business.”

-End-

For further information, please contact:

Citigate Dewe Rogerson

Julian Wilson

Tel: 2533 4609

Mobile: 9189 7719

Email: julian.wilson@citigatedr-hk.com

Sylvia Leung

Tel: 2533-4619

Mobile: 9033-5971

E-mail: sylvia.leung@citigatedr-hk.com

Notes to Editors

Hutchison Telecommunications International Limited (“Hutchison Telecom”) is a leading global provider of telecommunications services. The Company’s business is now in eight markets – nine with Vietnam - around the world with over 11.5 million customers worldwide*.

Hutchison Telecom currently operates mobile and fixed telecom services in Hong Kong and mobile services also in Macau, India, Israel, Thailand, Paraguay, Sri Lanka and Ghana. Hutchison Telecom was the first provider of 3G mobile services in Hong Kong, where it also provides broadband fixed-line services. Hutchison Telecom operates common brands across its business including “Hutch”, “3” and “Orange.” Hutchison Telecom is a listed company whose American depositary shares are quoted on the New York Stock Exchange under the symbol “HTX” and shares are listed on the Hong Kong Stock Exchange under the stock code “2332”.

A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in markets with high growth potential. For more information, please visit www.htil.com.

*	As at 30th September 2004

Forward-looking statements:

This release contains forward-looking statements. Statements that are not historical facts, including statements about Hutchison Telecom’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Hutchison Telecom undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Hutchison Telecom cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from Hutchison Telecom’s forward-looking statements can be found in Hutchison Telecom’s filings with the United States Securities and Exchange Commission.

Exhibit 1.3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

DISCLOSEABLE TRANSACTION

The Board is pleased to announce that on 18 February 2005, the Group received from the Ministry of Planning and Investment of Vietnam the Investment Licence approving Hutchison Vietnam’s Business Cooperation with Hanoi Telecom to build, develop and operate a mobile telecommunications network in Vietnam and to provide services over such network for a term of 15 years. Hutchison Vietnam is an indirect wholly owned subsidiary of the Company.

The Business Cooperation constitutes a discloseable transaction for the Company under the Listing Rules. A circular providing details of the Business Cooperation is expected to be despatched to the Shareholders as soon as reasonably practicable.

The Board is pleased to announce that on 18 February 2005, the Group received from the Ministry of Planning and Investment of Vietnam the Investment Licence for the Business Cooperation Contract which sets out the basis of the cooperation between Hutchison Vietnam and Hanoi Telecom for the building, operation and development of a mobile telecommunications network and provision of services over such network in Vietnam.

A business cooperation is a permitted form of foreign investment in telecommunications in Vietnam under which Hutchison Vietnam carries out investment activities in cooperation with Hanoi Telecom under a contractual, rather than an equity, arrangement.

BUSINESS COOPERATION CONTRACT (or BCC)

Date

14 July 2004

(as amended and supplemented on 13 October 2004 and 27 January 2005 and becoming effective on 4 February 2005, the date of issue of the Investment Licence)

Parties

Hanoi Telecom

Hutchison Vietnam

Principal terms

The BCC sets out the basis upon which the Parties plan to build, develop and operate a mobile telecommunications network in Vietnam using CDMA2000 technology and provide communication services over such network. The BCC has a term of 15 years from the date of issue of the Investment Licence.

The BCC provides for Hanoi Telecom to contribute the right to use the prescribed spectrum band for network deployment and services provision, the rights and means of connection; the rights of land and building usage and the rights of rental and use of public areas for installation of mobile network equipment; and all applicable licences and approvals in Vietnam for the establishment and operation of the Business Cooperation in accordance with the provisions of Vietnamese law.

The BCC provides for Hutchison Vietnam to contribute technical and management resources, the procurement and development of the network as well as the finance to support the initial development of the business.

Under the BCC, the Parties expect the capital expenditure and working capital over the 15-year term of the Business Cooperation to be in the region of US$655 million (approximately HK$5,109 million). Peak funding from Hutchison Vietnam is expected to be in the region of US$250 million, which will be financed from the Company’s internally generated funds and external borrowings.

The Parties will share on a 50:50 basis the free cashflow of the Business Cooperation determined as the Business Cooperation’s cumulative profits before tax (determined according to a pre-agreed formulation) after the repayment of the funding paid or committed by Hutchison Vietnam for the development of the network and the business.

The BCC is being performed, and the Business Cooperation is being operated, through a co-ordination committee on which Hanoi Telecom and Hutchison Vietnam have equal representation. The first Chairman of such committee, who will hold office for the first five years with a casting vote, will be appointed by Hutchison Vietnam. Hanoi Telecom will be entitled to appoint the Chairman of such committee for the following two years.

INFORMATION ON HANOI TELECOM

Hanoi Telecom is a Vietnamese corporation established in 2001 that to date has been providing Internet as well as Voice over IP services in Vietnam.

The majority of shares of Hanoi Telecom is owned by the Vietnam Government through two entities, Hanoi Electronics Corporation and High Tech-Telecom-Informatics Corporation. These two entities have been involved in a wide range of businesses in Vietnam for over 20 and 50 years respectively including telecommunications software, manufacturing of electrical appliances, personal computers and plastic styrofoam products as well as owning and operating a hotel, serviced apartments and an office block.

Hanoi Telecom obtained a spectrum licence to provide CDMA mobile services in 2003.

Hanoi Telecom is independent of the Company and, to the best of the knowledge, information and belief of the Directors, after all reasonable enquiry, of the connected persons of the Company.

REASONS FOR, AND THE BENEFITS OF, THE BUSINESS COOPERATION

The Group has track record of developing new businesses, integrating acquired businesses in multiple markets and competing effectively as a new entrant.

The Business Cooperation reflects the Company’s strategy of expanding the geographic scope of the Group’s business into other high-growth markets in Asia and presents a good opportunity for deploying the Group’s technology expertise and global procurement strategy for network roll out thereby further enhancing its subscriber base and revenue stream.

The Board considers the terms of the BCC and the Investment Licence to be on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

GENERAL

The Group is a global provider of telecommunications services.

The Business Cooperation constitutes a discloseable transaction for the Company, which is subject to the reporting, announcement and circular requirements of the Listing Rules. A circular providing further details of the Business Cooperation is expected to be despatched to the Shareholders as soon as reasonably practicable.

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Pok Man, Dennis	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY

Non-executive Directors:

Mr. FOK Kin-ning, Canning

Mrs. CHOW WOO Mo Fong, Susan

Mr. Frank John SIXT

DEFINITIONS

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 Shares

“Board”	the board of Directors

“Business Cooperation”	the cooperation between Hanoi Telecom and Hutchison Vietnam on the basis and subject to the terms of the Business Cooperation Contract

“Business Cooperation Contract” or “BCC”	the contract dated 12 July 2004 and made between Hanoi Telecom and Hutchison Vietnam, as amended and supplemented by the parties on 13 October 2004 and 27 January 2005, which became effective upon the issue of the Investment Licence on 4 February 2005

“CDMA2000”	the radio interface standard approved as an International Mobile Telecommunications-2000 standard by the International Telecommunications Union

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange and ADSs are listed on the New York Stock Exchange

“connected person”	has the meaning ascribed to that expression in the Listing Rules

“Directors”	directors of the Company

“Group”	the Company and its subsidiaries

“Hanoi Telecom”	Hanoi Telecommunication Joint Stock Company, a joint stock company established under the laws of SRVN and a party independent of the Company and, to the best of the knowledge, information and belief of the Directors, after all reasonable enquiry, of the connected persons of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hutchison Vietnam”	Hutchison Telecommunications (Vietnam) S.à r.l., a company incorporated under the laws of Luxembourg and an indirect wholly owned subsidiary of the Company

“Investment Licence”	the licence issued by the Ministry of Planning and Investment of the SRVN on 4 February 2005 approving the conduct of the Business Cooperation on the basis of the Business Cooperation Contract

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Parties”	Hutchison Vietnam and Hanoi Telecom, parties to the BCC

“Share(s)”	ordinary share(s) in the capital of the Company with a nominal value of HK$0.25 each

“Shareholder(s)”	holder(s) of the Shares

“SRVN” or “Vietnam”	the Socialist Republic of Vietnam

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to that expression in Listing Rule 1.01

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“US$”	United States dollars, the lawful currency of the United States of America

For the purpose of this announcement and for reference only, an exchange rate of HK$7.8 to US$1.00 is adopted.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 18 February 2005